FIRST AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

THIS FIRST AMENDMENT dated as of the 21st day of December, 2015, to the Investment Advisory Agreement, dated as of September 6, 2012, (the “Agreement”), is entered into by and between Managed Portfolio Series, a Delaware statutory trust (“Trust”) and Great Lakes Advisors, LLC, a Delaware Limited Liability Company (“Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate newly created series of the Trust; and

WHEREAS, Section 10 of the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto to add the Great Lakes Disciplined International Smaller Company Fund, a new series of Managed Portfolio Series.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

MANAGED PORTFOLIO SERIES:

By:	/s/ James R. Arnold
James R. Arnold
President and Principal Executive Officer

GREAT LAKES ADVISORS, LLC:

By:	/s/
Thomas R. Kiley
CEO

SCHEDULE A

FUNDS AND FEES

Series of Managed Portfolio Series	Annual Fee Rate as % of Current Net Assets

Great Lakes Bond Fund	0.40%
Great Lakes Disciplined Equity Fund	0.60%
Great Lakes Large Cap Value Fund	0.60%
Great Lakes Small Cap Opportunity Fund	0.60%
Great Lakes Disciplined International Smaller Company Fund	1.00%